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Pedro J. Bermeo
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4091 tel 212 701 5091 fax pedro.bermeo@davispolk.com

September 17, 2020

Re:	BRP Group, Inc. Preliminary Information Statement on Schedule 14C Filed September 8, 2020 File No. 001-39095 CONFIDENTIAL

Ms. Jessica Livingston
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Livingston:

On behalf of our client, BRP Group, Inc., a Delaware corporation (the “Company”), we are responding to the oral comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”) received on September 15, 2020. In response to the Staff’s comment, the Company has revised the Information Statement.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is summarized below in italics, followed by the Company’s response as well as a summary of the responsive actions taken. Capitalized terms not otherwise defined herein have the meanings assigned to them in the Information Statement.

To facilitate the Staff’s review, we supplementally submit as Exhibit A hereto a selection of changed pages to the Information Statement reflecting the Company’s response to the Staff’s comment as well as updates for the Definitive Information Statement on Schedule 14C that the Company intends to file. The enclosed pages are marked to indicate changes from the Information Statement filed on September 8, 2020.

1.	Please explain how the voting power percentage of 51.73% of outstanding Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.0001 per share, was calculated.

Response:	The Company has two classes of voting stock (Class A and Class B), each entitling its holder to one vote per share. All holders of Class B Common

Ms. Livingston U.S. Securities and Exchange Commission	September 17, 2020

Stock hold their shares of Class B Common Stock in book-entry form in the share register of the Company. Therefore, the Company calculated the voting power percentage representing the Class B Common Stock held by the Voting Stockholders by dividing (a) the shares of Class B Common Stock held by such Voting Stockholders on the Company’s register by (b) the total number of shares of common stock (Class A and Class B) outstanding, each as of the date of the execution of the written consent. The Company calculated the number of shares of Class B Common Stock held by the Voting Stockholders to equal 50.29% of voting power. The Company calculated the Class A Common Stock voting power percentage held by such Voting Stockholders by dividing (a) the number of shares of Class A Common Stock held by such Voting Stockholders as reported in the latest reports filed by such Voting Stockholders with the Commission pursuant to Section 16 of the Securities Exchange Act of 1934 by (b) the total number of shares of common stock (Class A and Class B) outstanding, each as of the date of the execution of the written consent. The Company calculated the number of shares of Class A Common Stock held by the Voting Stockholders to equal an additional 0.48% of voting power. Accordingly, the Voting Stockholders hold 50.77% of voting power of the Company. The Company has revised the disclosure in the Information Statement to reflect this aggregate voting power. In addition, the Company has revised the disclosure in the Information Statement to clarify the list of Voting Stockholders that approved the written stockholder consent.

Should any questions arise, please do not hesitate to contact me at (212) 450-4091 (tel), (212) 701-5091 (fax) or pedro.bermeo@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Pedro J. Bermeo
Pedro J. Bermeo

cc:

Christopher J. Stephens, General Counsel of the Company

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14C

(RULE 14C-101)

INFORMATION STATEMENT

PURSUANT TO SECTION 14(C)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Check the appropriate box:
~~☒~~❒	Preliminary Information Statement
~~❒~~☒	Definitive Information Statement
❒	Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

BRP GROUP, INC.

(Name of Registrant as Specified in Its Charter)

Payment of Filing Fee (Check the Appropriate Box):
☒	No fee required.

❒	Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
	(4)	Proposed maximum aggregate value of transaction:
	(5)	Total fee paid:

❒	Fee paid previously with preliminary materials.

❒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount previously paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

NOTICE OF STOCKHOLDER ACTION BY WRITTEN CONSENT

September 22, 2020

Dear Stockholders:

We are furnishing the attached Information Statement to the holders of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of BRP Group, Inc., a Delaware corporation (the “Company,” “we,” “us,” “our” or similar terminology). The purpose of the Information Statement is to notify the Company’s stockholders that, in lieu of a meeting of the Company’s Board of Directors (the “Board”) and a meeting of the Company’s stockholders, respectively, and pursuant to Sections 141(f), 228 and 242 of the Delaware General Corporation Law (the “DGCL”), the Board~~,~~ and Trevor L. Baldwin, Joseph D. Finney, Daniel Galbraith, Bradford L. Hale, Christopher J. Stephens, Elizabeth H. Krystyn, Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust I dated September 30, 2019, Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II dated September 30, 2019, Laura R. Sherman, Laura R. Sherman GRAT 2019-1 dated September 30, 2019, Laura R. Sherman GRAT-2 dated September 30, 2019, John A. Valentine, John A. Valentine 2019 Grantor Retained Annuity Trust dated September 30, 2019, Kristopher A. Wiebeck, Kristopher A. Wiebeck 2019 Grantor Retained Annuity Trust dated September 30, 2019, Baldwin Insurance Group Holdings, LLC, Millennial Specialty Holdco, LLC, James Roche, Insurance Agencies of the Villages, Inc., The Villages Invesco, LLC, Highland Risk Services LLC, Insurance Risk Partners, LLC and Insurance Affordable, Inc. (collectively, the “Voting Stockholders”), the holders of approximately ~~51.73~~50.77% of our outstanding Common Stock, as of August 28, 2020, have each taken action and approved, by written consent of the Board and Voting Stockholders, respectively, an amendment (the “Amendment”) to Article Four of the Company’s Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), to increase the number of authorized shares of Class B Common Stock from 50,000,000 to 100,000,000.

This Notice of Stockholder Action by Written Consent shall constitute notice to you of the Voting Stockholders taking action by written consent under Section 228 of the DGCL.

The accompanying Information Statement is being provided to you for your information to comply with the requirements of Regulation 14C of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The Information Statement constitutes further notice to you of the aforementioned corporate actions to be taken without a meeting, by less than unanimous consent of our stockholders, pursuant to Section 228 of the DGCL. You are urged to read the Information Statement carefully in its entirety. However, no action is required on your part in connection with the Information Statement or the actions taken by the Voting Stockholders, including with respect to the approval of the Amendment. No meeting of our stockholders will be held or proxies requested because we have received written consent to these matters from the Voting Stockholders who collectively hold a majority of the aggregate issued and outstanding shares of our voting stock.

Under Rule 14c-2(b) of the Exchange Act, none of the actions described in the Information Statement may be taken earlier than 20 calendar days after we have sent or given the Information Statement to our stockholders. We intend to distribute this Notice and Information Statement to our stockholders on or about September ~~[18]~~22, 2020. The record date established for purposes of determining the number of issued and outstanding shares of voting stock, and thus voting power, was August 28, 2020.

THIS IS FOR YOUR INFORMATION ONLY. YOU DO NOT NEED TO DO ANYTHING IN RESPONSE TO THIS INFORMATION STATEMENT. THIS IS NOT A NOTICE OF A MEETING OF

STOCKHOLDERS, AND NO STOCKHOLDER MEETING WILL BE HELD TO CONSIDER ANY MATTER DESCRIBED HEREIN.

Sincerely
/s/ Trevor L. Baldwin
Name: Trevor L. Baldwin
Title: Chief Executive Officer

~~2~~

BRP GROUP, INC.

4211 W. Boy Scout Blvd.

Tampa, Florida 33607

(866) 279-0698

INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY, AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

INTRODUCTION

This Information Statement is being furnished to the stockholders of BRP Group, Inc. (the “Company,” “we,” “us,” “our” or similar terminology) in connection with the actions to be taken by us as a result of a written consent in lieu of a meeting of the Company’s Board of Directors (the “Board”) and the Company’s majority stockholders, respectively, pursuant to Sections 141(f), 228 and 242 of the Delaware General Corporation Law (the “DGCL”), dated as of August 28, 2020.

This Information Statement and Notice of Stockholder Action by Written Consent is being furnished by us to our stockholders of record as of August 28, 2020 (the “Record Date”), to inform our stockholders that the Board~~,~~ and Trevor L. Baldwin, Joseph D. Finney, Daniel Galbraith, Bradford L. Hale, Christopher J. Stephens, Elizabeth H. Krystyn, Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust I dated September 30, 2019, Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II dated September 30, 2019, Laura R. Sherman, Laura R. Sherman GRAT 2019-1 dated September 30, 2019, Laura R. Sherman GRAT-2 dated September 30, 2019, John A. Valentine, John A. Valentine 2019 Grantor Retained Annuity Trust dated September 30, 2019, Kristopher A. Wiebeck, Kristopher A. Wiebeck 2019 Grantor Retained Annuity Trust dated September 30, 2019, Baldwin Insurance Group Holdings, LLC, Millennial Specialty Holdco, LLC, James Roche, Insurance Agencies of the Villages, Inc., The Villages Invesco, LLC, Highland Risk Services LLC, Insurance Risk Partners, LLC and Insurance Affordable, Inc. (collectively, the “Voting Stockholders”), as the holders of approximately ~~51.73~~50.77% of our outstanding Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), voting together as a single class, as of August 28, 2020, have taken action and approved, by written consent of the Board and the Voting Stockholders, respectively, an amendment (the “Amendment”) to Article Four of our Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), to increase the number of authorized shares of Class B Common Stock from 50,000,000 to 100,000,000 (the “Corporate Action”).

This Information Statement is being sent to you to notify you of the Corporate Action being taken and shall constitute notice to you of the Voting Stockholders taking action by written consent under Section 228 of the DGCL.

The ability to proceed without a special meeting of the stockholders to approve, adopt and/or ratify the Corporate Action is authorized by Sections 228 and 242 of the DGCL which provides that, unless otherwise provided in our Amended and Restated Certificate of Incorporation, actions required or permitted to be taken at a meeting of our stockholders may be taken without a meeting if a written consent that sets forth the action so taken is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. Such consent shall have the same force and effect as a majority vote of the stockholders and may be stated as such in any document. Our Amended and Restated Certificate of Incorporation permits actions by written consent of stockholders in lieu of a meeting so long as the Majority Ownership Requirement (as defined in the Amended and Restated Certificate of Incorporation) continues to be met. As of the date of the written action by the voting stockholders, the Majority Ownership Requirement was met. Thus, to eliminate the cost and time involved in holding a meeting, and in order to take the Corporate Action as described in this Information Statement, certain of our stockholders representing in excess of 50% of the voting stock executed and delivered the written consent to us.

We are distributing this Information Statement to our stockholders in full satisfaction of any notice requirements we may have under the DGCL and of Regulation 14C of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

This Information Statement is dated as of September 22 and is being sent or given to our stockholders of record as of August 28, 2020 (the “Record Date”).

As of the Record Date, there were 79,189,134 shares of our Common Stock issued and outstanding and entitled to notice of and to vote on all matters presented to stockholders. We do not have any shares of preferred stock issued and outstanding. The required vote for the adoption of the Amendment was a majority of the issued and outstanding shares of Common Stock. On August 28, 2020, the Voting Stockholders, as the holders of record of approximately ~~51.73~~50.77% of the outstanding shares of our voting stock on such date, executed a written consent adopting, approving and/or ratifying the Corporate Action. When actions are taken by written consent of less than all of the stockholders entitled to vote on a matter, Section 228 of the DGCL requires notice of the action to those stockholders who did not vote. This Information Statement and the accompanying Notice of Stockholder Action by Written Consent constitute notice to you of the action by written consent as required by Section 228 of the DGCL. Because we have obtained sufficient stockholder approval of the Corporate Action, no other consents or votes will be solicited in connection with this Information Statement.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Under federal securities laws, the Corporate Action may not be completed until 20 calendar days after the date of distribution of this Information Statement to our stockholders. Therefore, notwithstanding the execution and delivery of the written consent, the Corporate Action will not occur until that time has elapsed.

Dissenters’ Rights of Appraisal

Under the DGCL, Company stockholders are not entitled to appraisal rights with respect to the Corporate Action.

Proposals by Security Holders

No stockholder has requested that we include any additional proposals in this Information Statement.

Interest of Certain Persons In or Opposition to Matters to be Acted Upon

We are not aware of any substantial interest, direct or indirect, by our executive officers or directors that is in favor of or in opposition to the Corporate Action.

Security Ownership of Certain Beneficial Owners and Management

ANNUAL REPORT ON FORM 10-K AND ADDITIONAL INFORMATION

Information Available

The Company is subject to the information and reporting requirements of the Exchange Act and in accordance with the Exchange Act, the Company files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020 and any reports prior to or subsequent to that date.

The Company’s filings with the SEC are available to the public from the SEC’s website, http://www.sec.gov. The Company’s Annual Report on Form 10-K for the year ended December 31, 2019, and other reports filed under the Exchange Act, are also available to any stockholder at no cost upon request to: 4211 W. Boy Scout Blvd., Tampa, Florida 33607.

Stockholder Communications

Stockholders wishing to communicate with the Board may direct such communications to the Company at 4211 W. Boy Scout Blvd., Tampa, Florida 33607, Attn: Christopher Stephens. Mr. Stephens will present a summary of all stockholder communications to the Board at subsequent Board meetings. The directors will have the opportunity to review the actual communications at their discretion.

Delivery Of Documents To Security Holders Sharing An Address

We will send only one Information Statement and other corporate mailings to stockholders who share a single address unless we received contrary instructions from any stockholder at that address. This practice, known as “householding,” is designed to reduce our printing and postage costs. However, the Company will deliver promptly upon written or oral request a separate copy of the Information Statement to a stockholder at a shared address to which a single copy of the Information Statement was delivered. You may make such a written request sending a written notification stating (i) your name, (ii) your shared address and (iii) the address to which the Company should direct the additional copy of the Information Statement, to the Company at 4211 W. Boy Scout Blvd., Tampa, Florida 33607.

If multiple stockholders sharing an address have received one copy of this Information Statement or any other corporate mailing and would prefer the Company to mail each stockholder a separate copy of future mailings, you may send notification to or call the Company’s principal executive offices. Additionally, if current stockholders with a shared address received multiple copies of this Information Statement or other corporate mailings and would prefer the Company to mail one copy of future mailings to stockholders at the shared address, notification of such request may also be made by mail or telephone to the Company’s principal executive offices.

By Order of the Board of Directors
/s/ Christopher Stephens
Name: Christopher Stephens
Title: General Counsel and Secretary

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this __ day of ~~September~~October, 2020.

By:
Name:
Title: